Exhibit 18

Letter from Ernst & Young LLP,

Independent Registered Public Accounting Firm,

Regarding Change in Accounting Principle

April 27, 2011

Board of Directors

Lockheed Martin Corporation

Ladies and Gentlemen:

Note 1 of the notes to the consolidated financial statements of Lockheed Martin Corporation (the “Corporation”) included in its Form 10-Q for the quarterly period ended March 27, 2011 describes a change in the method for recognizing net sales for services contracts with the U.S. Government from the guidance described in Staff Accounting Bulletin 104, Revenue Recognition, to the percentage-of-completion method described in Financial Accounting Standards Board Accounting Standards Codification Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. There are no authoritative criteria for determining a “preferable” revenue recognition accounting method for service contracts with the U.S. Government based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Corporation as of any date or for any period subsequent to December 31, 2010, and therefore we do not express any opinion on any financial statements of the Corporation subsequent to that date.

Sincerely,

/s/ Ernst & Young LLP

McLean, Virginia